Exhibit 99(m)3

MANAGERS AMG FUNDS

ADDENDUM TO

PLAN OF DISTRIBUTION ADOPTED

PURSUANT TO RULE 12b-1 (“RULE 12b-1 PLAN”)

With respect to the shares of the Systematic Value Fund and the Essex Small/Micro Cap Growth Fund, the maximum expenditures to be made pursuant to the Rule 12b-1 Plan shall be at an annual rate of 0.25% and 1.00% of the average daily net assets represented by the Class A and Class C shares, respectively, of each such Fund.

Dated: February 27, 2006